As filed with the Securities and Exchange Commission on March 21, 2002

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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ---------
                                  SCHEDULE TO

                                 (RULE 14d-100)
       Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                      the Securities Exchange Act of 1934
                               (Amendment No. 12)
                             INTIMATE BRANDS, INC.
                           (Name of Subject Company)

                               THE LIMITED, INC.
                                      AND
                       INTIMATE BRANDS HOLDING CO., INC.
                      (Names of Filing Persons -Offerors)
                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   461156-101
                     (Cusip Number of Class of Securities)

                                Samuel P. Fried
                               The Limited, Inc.
                                 P.O. Box 16000
                              Columbus, Ohio 43216
                           Telephone: (614) 415-7000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                   Copies to:
                                Dennis S. Hersch
                                David L. Caplan
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4000

                           CALCULATION OF FILING FEE

     Transaction valuation*                         Amount of filing fee**
-------------------------------------------   ---------------------------------
       $1,539,613,818.75                                 $141,644.47

*Estimated solely for the purpose of calculating the filing fee, based on the product of (i) $17.25, the average of the high and low prices of Intimate Brands Class A common stock as reported on the New York Stock Exchange on January 29, 2002 and (ii) the expected maximum number of shares of Class A common stock of Intimate Brands that may be acquired in the exchange offer and merger (including shares outstanding and vested stock options) to which this Tender Offer Statement relates.

**0.0092% of the Transaction Value.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $141,644.47          Filing Party:  The Limited, Inc.
Form or Registration No.: Form S-4             Date Filed:  February 5, 2002


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X]     third-party tender offer subject to Rule 14d-1.
     [ ]     issuer tender offer subject to Rule 13e-4.
     [ ]     going-private transaction subject to Rule 13e-3.
     [ ]     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

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   Items 1 through 11.

     This Amendment No. 12 ("Amendment No. 12") amends and supplements the Tender Offer Statement on Schedule TO as initially filed on February 5, 2002 (as previously amended and as amended hereby, the "Schedule TO") by The Limited, Inc., a Delaware corporation ("The Limited"), and Intimate Brands Holding Co., Inc. ("IB Holdings"), a Delaware corporation and a wholly owned subsidiary of The Limited. This Schedule TO relates to the offer by IB Holdings to exchange 1.10 shares of common stock, par value $.50 per share, of The Limited for each outstanding share of Class A common stock, par value $.01 per share, of Intimate Brands, Inc., a Delaware corporation ("Intimate Brands"), upon the terms and subject to the conditions set forth in the Prospectus, dated March 1, 2002, as amended and supplemented by the Prospectus Supplement dated March 8, 2002, and in the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

     The Offer expired at 12:00 midnight, New York City time, on March 20, 2002. Prior to the expiration of the Offer, Intimate Brands stockholders tendered a total of 72.6 million shares (including 6.5 million shares subject to guaranteed delivery ) of Intimate Brands Class A common stock, all of which were accepted for exchange by IB Holdings and The Limited. Together with the Intimate Brands common stock previously owned by The Limited, The Limited now owns approximately 98% (assuming satisfaction of all guaranteed deliveries) of all the outstanding shares of Intimate Brands common stock. A copy of The Limited's press release regarding The Limited's acceptance of these tendered shares is set forth as exhibit (a)(27) to this Schedule TO and incorporated by reference in its entirety.

   Item 12.  Exhibits.

     Item 12 is hereby amended and supplemented by adding the following exhibit:

     (a)(27) The press release dated March 21, 2002 regarding The Limited's acceptance of the tendered Intimate Brands shares (incorporated by reference to the filing on March 21, 2002 by The Limited pursuant to Rule 425 under the Securities Act of 1933).

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          THE LIMITED, INC.


                                          By: /s/ Timothy J. Faber
                                             ----------------------------------
                                             Name:  Timothy J. Faber
                                             Title: Vice President


                                          INTIMATE BRANDS HOLDING CO., INC.


                                          By: /s/ David Hasson
                                             ----------------------------------
                                             Name:  David Hasson
                                             Title: Vice President